Exhibit 99.6

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 8 June 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 319.9458p pence per ordinary share.